1 of 25


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2003
                                         ----------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


                               Page 1 of 25 Pages
                           Index is located on Page 2

                                                                         2 of 25



                                      INDEX



Document                                                    Page Number
--------                                                    -----------

Press Release dated December 19, 2003                            3

Signature Page                                                  25


ATI Reports Record Revenues in the First Quarter                       3 of 25



[ATI Technologies LOGO]


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn 8107 or cevenden@ati.com
                         ----------------


                ATI Reports Record Revenues in the First Quarter

Markham-- December 19, 2003-- ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT), today announced its financial results for the first quarter of fiscal 2004, ending November 30, 2003. ATI reported record revenues(1) of U.S. $469.7 million, a 40% increase relative to the first quarter of fiscal 2003. Gross margin showed continued strength at 35.9%. Net income per share for the quarter was $0.19 compared to $0.03 for the same period last year. Adjusted net income(2) per share for the quarter was $0.19.


Strong performance in desktop discrete products, based on increasing penetration of the add-in-board and system integrator (SI) channel led the revenue growth. Gross margin percentage showed continued strength throughout the quarter based on ATI's competitive product line-up.


Other highlights included: initiating volume shipments of desktop integrated graphics processors; sampling the world's first PCI Express video processor in anticipation of the PC market transition in 2004; and continuing volume shipments of the IMAGEON multimedia coprocessor.


"Product leadership is enabling ATI to win new customers and penetrate new markets today," said KY Ho, Chairman and Chief Executive Officer of ATI. "Our focused execution on delivering our product roadmap is attracting new channel partners and establishing broader distribution for the future."

---------------------------

(1) All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

(2) Please see the table titled "Adjusted Net Income - Reconciliation" in Management's Discussion and Analysis of Interim Financial Results in this release for the reconciliation between adjusted net income and net income which is determined in accordance with generally accepted accounting principles or GAAP.

ATI Reports Record Revenues in the First Quarter                       4 of 25



Outlook

Based on the strength of the Company's product line, increased SI channel penetration, and an improving PC market, the Company anticipates that its results for the second quarter of fiscal 2004 will be stronger than typical seasonality. ATI expects revenues to be in the range of $430 - $470 million. Gross margin, as a percentage of revenues, is expected to be in the upper half of its target range of 32 - 35%. Operating expenses, excluding amortization of intangible assets and other charges, are expected to be approximately the same as the first quarter of fiscal 2004.


Management's Discussion and Analysis of Interim Financial Results

The following discussion and analysis should be read in conjunction with the attached consolidated financial statements and accompanying notes.

Revenues
--------

ATI's revenues for the first quarter of fiscal 2004 were $469.7 million, a 23% increase over the fourth quarter of fiscal 2003 and a 40% increase over the first quarter a year ago.

The increase in revenues compared to the fourth quarter of 2003 was primarily due to increased shipments of desktop discrete products.

The increase in revenues compared to the first quarter a year ago was the result of increased sales of ATI's desktop discrete products; greater penetration of AIB and ODM channels; improved sales of notebook discrete and integrated processors due to continued growth of the notebook market and a growing contribution from the consumer business.

Gross Margin
------------

Gross margin for the first quarter improved 30 basis points to 35.9% of revenues compared to the fourth quarter of fiscal 2003 and increased by 8.7 percentage points over the same period last year. Gross margin grew compared to the same period last year as a result of improved margins on sales of desktop discrete, notebook integrated and consumer products. Gross margin in the first quarter of fiscal 2003 was also negatively affected by a writedown in inventory, as well as a slower than anticipated transition in the implementation of cost reductions during the quarter.

ATI Reports Record Revenues in the First Quarter                       5 of 25



Operating Expenses
------------------

Operating expenses, excluding the amortization of intangibles and other charges, were $106.7 million in the first quarter, up from $99.5 million in the fourth quarter of fiscal 2003, and up from $79.9 million in the first quarter a year ago. Operating expenses in the fourth quarter of fiscal 2003 included a non-recurring charge of approximately $6.0 million, consisting of incentive compensation and other expenses associated with the signing of a development agreement.

The increase relative to the prior quarter was largely the result of an increase in expenses related to the Company's recently adopted Restricted Share Unit
(RSU) program. A component of the program was a one-time cash payment to non-executive employees. Expenses during the first quarter also reflected higher CAD-related licensing fees, higher advertising and marketing expenditures as well as incentive-based compensation expenses.

The increase in operating expenses relative to the first quarter of fiscal 2003 was largely due to the factors noted above as well as an increase in staffing levels to support the Company's growth and the impact of foreign currency exchange resulting from the rise of the Canadian dollar relative to the U.S. dollar. A substantial portion of the Company's operating expenses are incurred in Canadian dollars.

Other Charges
-------------

The Company incurred other charges during the quarter that have been excluded from the Company's adjusted net income calculation totaling $0.2 million. Please see Note 7 to the consolidated financial statements for further disclosure.

Total Operating Expenses
------------------------

Total operating expenses reflect the operating expenses detailed earlier, as well as the amortization of intangible assets and other charges. For further information on the treatment of the amortization of intangible assets, please see Note 3 to the consolidated financial statements.

Interest and Other Income (Loss)
--------------------------------

Interest and other income recorded a loss of $1.8 million in the first quarter compared to a gain of $0.7 million in the fourth quarter of fiscal 2003, and a gain of $0.5 million for the same period a year ago, due to the writedown of fixed assets.

ATI Reports Record Revenues in the First Quarter                       6 of 25



Net Income
----------

Net income in the first quarter of fiscal 2004 was $47.4 million or $0.19 per share compared to net income of $22.3 million or $0.09 per share for the fourth quarter of fiscal 2003 and net income of $7.3 million or $0.03 per share for the first quarter last year.

The increase in net income sequentially was primarily the result of higher revenues and gross margin. The $40.1 million increase in net income compared to the same period a year ago was primarily due to higher revenues and gross margin, partly offset by higher total operating expenses.

Adjusted net income(3) for the first quarter was $49.0 million or $0.19 per share compared to $29.0 million or $0.12 per share for the previous quarter and $9.3 million or $0.04 per share recorded in the same period last year. Increased revenues and associated gross margin, partly offset by higher operating expenses, were largely responsible for the increase in adjusted net income relative to both comparative periods.

Liquidity and Financial Resources

Inventory levels increased to $224.6 million at the end of the first quarter of 2004 from $176.5 million at the end of the fourth quarter of fiscal 2003. Higher inventory levels generally reflect the higher current level of sales.

Receivables were $269.0 million at the end of the first quarter, up $34.4 million from the end of fiscal 2004, consistent with the increase in sales in the quarter.


------------------------

(3) Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" at the end of this release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

ATI Reports Record Revenues in the First Quarter                       7 of 25



As of November 30, 2003, ATI had working capital of $478.9 million, compared to $430.3 million at August 31, 2003. ATI's cash flow from operations was $37.3 million in the first quarter of fiscal 2004. The Company's cash position, including short-term investments, was $380.0 million as of quarter-end, compared to $350.7 million at the end of fiscal 2003. ATI's cash position increased as a result of an increase in earnings, offset by purchases of shares related to the recently adopted RSU program.

Intangible assets other than goodwill increased slightly to $10.1 million at the end of the first quarter of fiscal 2004, from $8.8 million at August 31, 2003. The increase in these assets was due to the acquisition of AMI Technologies Inc., of which $2.9 million of the purchase price was allocated to intangible assets.

Adjusted Net Income  - Reconciliation
The table below presents adjusted net income and adjusted net income per share, which excludes the after-tax effect of gain on investments, after-tax effect of other charges, amortization of intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.



     (Thousands of US dollars, except per share amounts)
    --------------------------------------------------------------------------------------------
                                                                         Three months ended
                                                                             November 30
                                                                           2003          2002
                                                                             (Unaudited)
    --------------------------------------------------------------------------------------------
                                                                                      (Restated)
    Net income  - GAAP basis                                               $ 47,439     $ 7,344
    Amortization of intangible assets                                         1,542       3,165
    Other charges                                                               173          -
    Gain on investments                                                          -          (32)
    Tax recovery of other charges                                              (62)          -
    Net tax on sale of investments                                               -            6
    Deferred tax recovery of future tax liability on intangible assets         (132)     (1,141)
    --------------------------------------------------------------------------------------------
    Adjusted net income                                                    $ 48,960     $ 9,342
    --------------------------------------------------------------------------------------------
    Adjusted net income per share
         Basic                                                               $ 0.20      $ 0.04
         Diluted                                                             $ 0.19      $ 0.04
    --------------------------------------------------------------------------------------------
    Weighted average number of shares (000's):
         Basic                                                              242,998     236,947
         Diluted                                                            253,792     243,298
    --------------------------------------------------------------------------------------------


ATI Reports Record Revenues in the First Quarter                       8 of 25



Forward-looking Statements and Uncertainties

Certain statements in this release constitute "forward-looking statements." When used in this release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this release and in the Company's 2003 Annual Report and 2002 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of growth or declines in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products and reduced gross margins due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers or lack of acceptance by customers of these products, delays in manufacturing, unfavourable manufacturing yields or capacity shortfalls experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Conference Call Information

ATI Technologies Inc. will host a conference call to discuss its financial results for the first quarter results today, Friday, December 19, 2003 at 8:30 AM (EDT) (5:30 AM Pacific, 6:30 AM Mountain, 7:30 AM Central). To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, 2004 Conference Calls - Q1 2004. Replays of the conference call will be available through December 26, 2003. Replay information is as follows: Replay: 416-695-5800 Passcode: 1494142. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------

                                      -30-

                        -FINANCIAL STATEMENTS ATTACHED-

                                                                      9 of 25



ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)




(Thousands of US dollars, except per share amounts)
-----------------------------------------------------------------------------------------------
                                                                    Three months ended
                                                           November 30           November 30
                                                              2003                  2002
-----------------------------------------------------------------------------------------------
                                                                                 (Restated)
Revenues                                                $ 469,705  100.0%   $ 335,436  100.0%
Cost of goods sold                                        301,083   64.1%     244,251   72.8%
----------------------------------------------------------------------------------------------
Gross margin                                              168,622   35.9%      91,185   27.2%
Expenses
     Selling and marketing                                 31,246    6.7%      22,247    6.6%
     Research and development                              63,793   13.6%      48,450   14.4%
     Administrative                                        11,607    2.5%       9,212    2.8%
     Amortization of intangible assets                      1,542    0.3%       3,165    1.0%
    Other charges (Note 7)                                    173     -            -       -
----------------------------------------------------------------------------------------------
                                                          108,361   23.1%      83,074   24.8%
----------------------------------------------------------------------------------------------
Income from operations                                     60,261   12.8%       8,111    2.4%
Interest and other income (loss)                           (1,754)  (0.4%)        540    0.2%
Gain on investments                                             -     -            32     -
Interest expense                                             (515)  (0.1%)       (426)  (0.1%)
----------------------------------------------------------------------------------------------
Income before income taxes                                 57,992   12.3%       8,257    2.5%
Income taxes                                               10,553    2.2%         913    0.3%
----------------------------------------------------------------------------------------------
Net income                                               $ 47,439   10.1%     $ 7,344    2.2%
Retained earnings, beginning of period                    104,026              68,797
----------------------------------------------------------------------------------------------
Retained earnings, end of period                        $ 151,465            $ 76,141
----------------------------------------------------------------------------------------------
Net income per share (Note 8)
    Basic                                                  $ 0.20              $ 0.03
    Diluted                                                $ 0.19              $ 0.03
----------------------------------------------------------------------------------------------
Weighted average number of shares (000's)
    Basic                                                 242,998             236,947
    Diluted                                               253,792             243,298
Outstanding number of shares at the end of the quarter
    (000's)                                               242,771             236,989
----------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                      10 of 25



ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)




(Thousands of US dollars)
------------------------------------------------------------------ -------------
                                                 November 30           August 31
                                                     2003                 2003
------------------------------------------------------------------ -------------
                                                                       (audited)
Assets
Current assets:
     Cash and cash equivalents                          $ 379,977     $ 300,905
     Short-term investments                                    -         49,784
     Accounts receivable                                  268,990       234,548
     Inventories                                          224,607       176,494
     Prepayments and sundry receivables                    25,366        31,753
     Future income tax assets                               4,415         3,772
------------------------------------------------------------------ -------------
Total current assets                                      903,355       797,256
Capital assets                                             82,711        86,890
Intangible assets (Note 3)                                 10,131         8,811
Goodwill (Note 3)                                         190,095       190,095
Long-term investments                                       3,960         3,960
Tax credits recoverable                                    18,964        21,181
Future income tax assets                                    8,373         7,865
------------------------------------------------------------------ -------------
     Total Assets                                     $ 1,217,589   $ 1,116,058
------------------------------------------------------------------ -------------
Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                   $ 229,885     $ 191,196
     Accrued liabilities                                  152,278       136,709
     Deferred revenue                                      40,773        37,669
     Current portion of long-term debt (Note 5)             1,511         1,394
------------------------------------------------------------------ -------------
Total current liabilities                                 424,447       366,968

Long-term debt (Note 5)                                    29,538        28,073
Future income tax liabilities                              21,981        21,408
------------------------------------------------------------------ -------------
Total liabilities                                         475,966       416,449
Shareholders' equity:
     Share capital                                        598,458       582,454
     Treasury stock (Note 11)                            (22,100)             -
     Contributed surplus                                    5,526         4,855
     Retained earnings                                    151,465       104,026
     Currency translation adjustment                        8,274         8,274
------------------------------------------------------------------ -------------
Total shareholders' equity                                741,623       699,609
------------------------------------------------------------------ -------------
     Total Liabilities and Shareholders' Equity       $ 1,217,589   $ 1,116,058
------------------------------------------------------------------ -------------



See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                      11 of 25



ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)



(Thousands of US dollars)
---------------------------------------------------------------------------------------------------
                                                                              Three months ended
                                                                                 November 30
                                                                            2003              2002
---------------------------------------------------------------------------------------------------

                                                                                        (Restated)
Cash provided by (used in):
Operating activities:
Net income                                                                    $ 47,439     $ 7,344
Add items not affecting working capital:
    Tax credits recoverable                                                      2,217     (4,536)
    Future income taxes                                                           (578)       (635)
    Stock based compensation                                                       671           -
    Depreciation and amortization                                                6,602       9,243
    Gain on investments                                                              -         (32)
    Gain on sale of long-lived assets (Note 7)                                    (538)          -
    Foreign exchange loss                                                        1,331         182
Net changes in non-cash working capital balances relating to operations:
    Accounts receivable                                                        (34,442)    (63,756)
    Inventories                                                                (48,113)     13,179
    Prepayments and sundry receivables                                           6,387       (504)
    Accounts payable                                                            38,689     (3,084)
    Accrued liabilities                                                         14,527      11,607
    Deferred revenue                                                             3,104       (124)
---------------------------------------------------------------------------------------------------
                                                                                37,296    (31,116)
---------------------------------------------------------------------------------------------------
Financing activities:
Decrease in bank indebtedness                                                       -      (12,015)
Addition to long-term debt                                                          -       10,709
Principal payment on long-term debt                                               (344)       (137)
Settlement of swap contract                                                          -      (1,365)
Issuance of common shares                                                       16,004         293
Repurchase of common shares (Note 11)                                          (22,100)          -
---------------------------------------------------------------------------------------------------
                                                                                (6,440)     (2,515)
---------------------------------------------------------------------------------------------------
Investing activities:
Maturity of short-term investments                                              49,784      49,649
Additions to capital assets                                                     (2,583)     (3,127)
Proceeds from sale of investments                                                    -         280
Proceeds from sale of long-lived assets (Note 7)                                 2,489           -
Acquisitions, net of cash acquired (Note 2)                                     (2,069)          -
---------------------------------------------------------------------------------------------------
                                                                                47,621      46,802
---------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held in foreign currency                      595        (174)
---------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           79,072      12,997
Cash and cash equivalents - beginning of period                                300,905     187,126
---------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                      379,977     200,123
---------------------------------------------------------------------------------------------------
Cash position - end of period                                                $ 379,977   $ 200,123
---------------------------------------------------------------------------------------------------


                                                                      12 of 25



Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.


1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended November 30, 2003 are not necessarily indicative of the results to be expected for the full year.

During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change, and the related income tax effect, have been applied retroactively. The financial statements presented for comparative purposes have been restated to give effect to this change.

                                                                      13 of 25



The impact of this change on the first quarter of fiscal 2003 is as follows:




      (Thousands of US dollars, except per share amounts)
      ------------------------------------------------------------------
                                                     Three months ended
                                                     November 30, 2002
      ------------------------------------------------------------------
      Revenues
           As previously reported                           $ 322,020
           As restated                                        335,436
      Net income
           As previously reported                             $ 4,988
           As restated                                          7,344
      Net income per share Basic and diluted:
           As previously reported                                0.02
           As restated                                           0.03
      ------------------------------------------------------------------




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


2.   ACQUISITIONS

In September 2003, the Company acquired certain assets located in Taiwan and China from AMI Technologies Inc.. The purchase price for this acquisition was financed with cash and allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

                                                                      14 of 25



3.   GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets acquired at November 30, 2003 and August 31, 2003 are as follows :




     (Thousands of US dollars)
      ------------------------------------------------------------------------------------
                                       Cost      Accumulated      Net book  Net book value
                                                 amortization      value      August 31,
                                               November 30, 2003                2003
      ------------------------------------------------------------------------------------
      Purchased in-process R & D      $ 56,250      $ 56,250      $     -      $     -
      Core technology                   23,670        15,685         7,985        8,811
      Other                              2,862           716         2,146           -
      ------------------------------------------------------------------------------------
      Total intangible assets         $ 82,782      $ 72,651      $ 10,131     $  8,811
      ------------------------------------------------------------------------------------
      Goodwill                        $376,788      $186,693      $190,095     $190,095
      ------------------------------------------------------------------------------------



Amortization expense related to intangible assets amounted to $1.5 million for the three months ended November 30, 2003 (2003 - $3.2 million).


4. CREDIT FACILITY

The Company maintains demand bank credit facilities aggregating $26.4 million with a single financial institution. There are no borrowings outstanding under these facilities.

                                                                      15 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)

5. LONG-TERM DEBT




      (Thousands of US dollars)
      ---------------------------------------------------------------------------
                                           Interest     November 30    August 31
                                             rate           2003         2003
      ---------------------------------------------------------------------------
      Obligation under capital lease (i)     6.31%        $ 18,781      $ 17,785
      Mortgage payable (ii)                  6.96%          12,268        11,682
      ---------------------------------------------------------------------------
                                                            31,049        29,467
      Current portion of long-term debt                      1,511         1,394
      ---------------------------------------------------------------------------
      Total                                               $ 29,538      $ 28,073
      ---------------------------------------------------------------------------



     (i)  Obligation under capital lease :

          The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility").

     (ii) Mortgage payable :

          On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at November 30, 2003 amounted to $12.3 million (Cdn. $15.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars.


6.   GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.3 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of November 30, 2003, the outstanding amount of the mortgage stood at $24.5 million (Cdn. $31.9 million).

In addition, the Company posted a letter of credit in the amount $2.3 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

                                                                      16 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)

7. OTHER CHARGES

Other charges are comprised of the following items:




      (Thousands of US dollars)
      ----------------------------------------------------------------------
                                                        Three months ended
                                                            November 30
                                                            2003    2002
      ----------------------------------------------------------------------
      Regulatory matters (i)                                  $ 711   $  -
      Restructuring charge - European operations (ii)          (538)     -
      ----------------------------------------------------------------------
      Total                                                   $ 173   $  -
      ----------------------------------------------------------------------


     (i)  Regulatory Matters

          In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing has been set for February - March 2004. The Board of Directors set up a special committee and retained advisors to conduct an independent review of the concerns raised by OSC staff.

          The Company has incurred external charges in connection with this matter totaling $0.7 million during the three months ended November 30, 2003 (2003 - nil).

                                                                      17 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


7. OTHER CHARGES (CONTINUED)

     (ii) Restructuring charge - European operations

          The following table details the activity through the restructuring liabilities accrual for the interim period ended November 30, 2003:




         (Thousands of US dollars)
          -----------------------------------------------------
                                            Three months ended
                                                November 30
                                           2003           2002
          -----------------------------------------------------
          Balance at September 1, 2003     $ 4,246        $   -
          Provision                              -            -
          Cash payments                    (3,237)            -
          -----------------------------------------------------
          Balance at November 30, 2003     $ 1,009        $   -
          -----------------------------------------------------

         (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

              During the current quarter, the Company was able to sell the building facility at a higher price resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the quarter.

         (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

              During the current quarter, the Company made cash payments of $2.7 million relating to the pre-tax charge set-up in the fourth quarter of fiscal 2003. The Company expects to complete the major components of its exit plan for ATI Research GmbH by December 2003.

                                                                      18 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


8. NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:




       (Thousands of US dollars, except per share amounts)
      -----------------------------------------------------------------------------------------
                                                                          Three months ended
                                                                              November 30
                                                                           2003         2002
      -----------------------------------------------------------------------------------------
                                                                                      (Restated)
      Net income                                                         $ 47,439       $ 7,344
      -----------------------------------------------------------------------------------------
      Weighted average number of common shares outstanding (000's):
          Basic                                                           242,998       236,947
          Effect of dilutive securities                                    10,794         6,351
      -----------------------------------------------------------------------------------------
          Diluted                                                         253,792       243,298
      -----------------------------------------------------------------------------------------
      Net income per share
          Basic                                                            $ 0.20        $ 0.03
          Diluted                                                          $ 0.19        $ 0.03
      -----------------------------------------------------------------------------------------



Certain options that are anti-dilutive were excluded from the calculation.

                                                                      19 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


9. SUPPLEMENTAL CASH FLOW INFORMATION



      (Thousands of US dollars)
      ---------------------------------------------------
                                    Three months ended
                                        November 30

                                      2003          2002
      ---------------------------------------------------
      Cash paid for:
          Interest                    $  484      $  358
          Income taxes                   243         211
      Interest received               $1,012      $1,084
      ---------------------------------------------------


                                                                      20 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)

10. SEGMENTED INFORMATION


The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.




     (Thousands of US dollars)
      ---------------------------------------------------------------------------------------
                                                                      Three months ended
                                                                          November 30
                                                                         2003        2002
      ---------------------------------------------------------------------------------------
                                                                                  (Restated)
      Revenues:
          Canada                                                       $ 6,293       $ 6,717
          United States                                                 49,478        67,913
          Europe                                                        40,283        30,961
          Asia-Pacific                                                 373,651       229,845
      ---------------------------------------------------------------------------------------
      Consolidated revenues                                          $ 469,705     $ 335,436
      ---------------------------------------------------------------------------------------
      Product revenues:
          Components                                                 $ 373,989     $ 214,126
          Boards                                                        82,250       107,120
          Others                                                        13,466        14,190
      ---------------------------------------------------------------------------------------
      Consolidated revenues                                          $ 469,705     $ 335,436
      ---------------------------------------------------------------------------------------
      Capital assets, intangible assets and goodwill:
          Canada                                                      $ 72,320      $ 76,818
          United States                                                207,347       217,144
          Europe                                                           234         4,551
          Asia-Pacific                                                   3,036           882
      ---------------------------------------------------------------------------------------
      Consolidated capital assets, intangible assets and goodwill    $ 282,937     $ 299,395
      ---------------------------------------------------------------------------------------


                                                                      21 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


11.  STOCK-BASED COMPENSATION

     (i)  Stock options

          For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:




         (Thousands of US dollars, except per share amount)
          --------------------------------------------------------------------------
                                                              Three months ended
                                                                 November 30
                                                                2003         2002
          --------------------------------------------------------------------------
                                                                          (Restated)
          Net income for the period, as reported              $ 47,439      $ 7,344
          Pro forma adjustment for stock-based compensation     (1,502)         (18)
          --------------------------------------------------------------------------
          Pro forma net income                                $ 45,937      $ 7,326
          --------------------------------------------------------------------------
          Pro forma net income per share:
               Basic                                            $ 0.19       $ 0.03
               Diluted                                          $ 0.18       $ 0.03
          --------------------------------------------------------------------------


         The weighted average estimated fair values at the date of grant for the stock options granted for the three months ended November 30, 2003 and November 30, 2002 were $8.34 and $3.55 per share respectively. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:




          ----------------------------------------------------------------------------
                                                                   Three months ended
                                                                       November 30
                                                                     2003       2002
          ----------------------------------------------------------------------------
          Risk-free interest rate                                    3.4%         3.8%
          Dividend yield                                               0%         0.0%
          Volatility factor of the expected market price of the
            Company's common shares                                 72.6%        69.8%
          Weighted average expected life of the options         4.2 years    4.1 years
          ----------------------------------------------------------------------------


                                                                      22 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


11. STOCK-BASED COMPENSATION (CONTINUED)

     (i)  Stock options (continued)

          For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

     (ii) Restricted share units

          During the current quarter, the Company announced that it adopted a plan to grant restricted share units ("RSUs") as part of its overall stock-based compensation plan. Under this plan, certain employees will receive an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and their related amortization are adjusted based on the underlying value of the Company's common shares at the end of each fiscal quarter. As at November 30, 2003, there were 1,556,239 RSUs awarded and outstanding of which none were vested.

          The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan. This amount was expensed in the current quarter. The total expenses by functional areas incurred for the three months ended November 30, 2003 pertaining to the cash payment and amortization of RSUs are as follows:



         (Thousands of US dollars)
          ------------------------------------------------------
                                              Three months ended
                                              November 30, 2003
          ------------------------------------------------------
          Selling and marketing                         $ 1,176
          Research and development                        6,530
          Administrative                                    841
          ------------------------------------------------------
                                                        $ 8,547
          ------------------------------------------------------




         During the quarter, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company's common shares in the open market. These shares are being held by the trustee in order to deliver such shares to the participants on the vesting dates of the RSUs.

                                                                      23 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)

12.  U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:



     (Thousands of US dollars, except per share amounts)
     -----------------------------------------------------------------------------------------
                                                                     Three months ended
                                                                         November 30
                                                                    2003          2002
     ----------------------------------------------------------------------------------------
                                                                                  (Restated)
     Net income in accordance with Canadian GAAP                      $ 47,439       $ 7,344
     Tax effect of stock options exercised                             (2,230)          (64)
     Loss on hedging transactions                                           28             9
     Amortization of purchased in-process research and development         -           1,325
     Stock compensation expenses (i), (ii)                             (2,879)       (4,308)
     ----------------------------------------------------------------------------------------
     Net income in accordance with U.S. GAAP                          $ 42,358       $ 4,306
     ----------------------------------------------------------------------------------------
     Net income per share:
          Basic                                                         $ 0.17        $ 0.02
          Diluted                                                       $ 0.17        $ 0.02
     ----------------------------------------------------------------------------------------
     Weighted average number of shares (000's):
          Basic                                                        242,998       236,947
          Diluted                                                      253,792       243,298
     ----------------------------------------------------------------------------------------


                                                                      24 of 25



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003
(Unaudited)


12. U.S. GAAP (CONTINUED)

     (i) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

     (ii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

                                                                      25 of 25



SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  December 19, 2003        By:  //Terry Nickerson//
                                     ------------------------------------------
                                     Name:  Terry Nickerson
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer